SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ASCENT MEDIA CORPORATION

(Name of Issuer)
Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)
Series A Common Stock: 043632 108
Series B Common Stock: 043632 207

(CUSIP Numbers)
John C. Malone
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 22, 2010

(Date of Events which Require Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	043632 108 (Series A Common Stock)

CUSIP No.	043632 207 (Series B Common Stock)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Malone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		Series A: 112,797 (1, 2, 3) Series B: 609,347 (1)

	8	SHARED VOTING POWER

Series A: 2,570 (4) Series B: 9,178 (4)

	9	SOLE DISPOSITIVE POWER

Series A: 112,797 (1, 2, 3) Series B: 609,347 (1)

	10	SHARED DISPOSITIVE POWER

Series A: 2,570 (4) Series B: 9,178 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Series A: 115,367 (1, 2, 3, 4) Series B: 618,525 (1, 4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A: 0.9% (3, 5) Series B: 93.8% (5)

14	TYPE OF REPORTING PERSON

IN

(1)    Includes 26,833 shares of Series A Common Stock and 17,046 shares of Series B Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership.
(2)    Includes 16 and 55,317 shares of Series A Common Stock held by two trusts with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trusts.
(3)    Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock owned by Mr. Malone or his wife; however, if such shares of Series B Common Stock were converted and the corresponding shares of Series A Common Stock were included, Mr. Malone would have sole voting and dispositive power over 722,144 shares of Series A Common Stock, and the percent of Series A Common Stock, as a series, represented by Mr. Malone’s beneficial ownership would be 5.2%, in each case subject to the relevant footnotes set forth herein.
(4)    Includes 2,570 shares of Series A common stock and 9,178 shares of Series B common stock held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts. Mr. Malone disclaims beneficial ownership of such shares.
(5)    According to amounts disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2009, the Issuer had 13,427,479 shares of Series A Common Stock and 659,156 shares of Series B Common Stock outstanding as of October 31, 2009. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 31.5% of the voting power with respect to the general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 1)
Statement of
JOHN C. MALONE
Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of
ASCENT MEDIA CORPORATION
     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”), with the Securities and Exchange Commission (“SEC”) on September 26, 2008 (the “Original Statement”) and relates to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Ascent Media Corporation, a Delaware corporation (the “Issuer”). The Original Statement and this Amendment are collectively referred to as the “Statement.” Capitalized Terms not defined herein have the meanings given to such terms in the Original Statement.
     This Amendment is being filed to (a) disclose Mr. Malone’s election to the board of directors of the Issuer and (b) update Mr. Malone’s beneficial ownership of shares of Series A Common Stock and Series B Common Stock to include in his beneficial ownership 2,570 shares of Series A Common Stock and 9,178 shares of Series B Common Stock held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute the assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares of Common Stock held by the Trusts.
Item 2. Identity and Background.
     The information contained in Item 2 of the Original Statement is hereby amended and supplemented by adding the following information:
     As of January 22, 2010, Mr. Malone became a director of the Issuer.
Item 4. Purpose of the Transaction.
     The information contained in Item 4 of the Original Statement is hereby amended and supplemented by adding the following information:

     On January 22, 2010, Mr. Malone was elected to the board of directors of the Issuer (the “Board”) to serve as a Class I director with a term expiring at the annual meeting of stockholders in 2012. Following Mr. Malone’s election, the Corporation has a total of seven directors, divided among three classes.
     Other than as provided herein, Mr. Malone does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.
     Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.
Item 5. Interest in Securities of the Issuer.
     The information contained in Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:
     (a) Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into Series A Common Stock) (i) 115,367 shares of Series A Common Stock (including (A) 26,833 shares held by his wife as to which he disclaims beneficial ownership; (B) 16 and 55,317 shares held by two trusts with respect to which Mr. Malone is the sole trustee and, with his wife, Leslie Malone, retains a unitrust interest in the trusts; and (C) 2,570 shares held by the Trusts), which represent approximately 0.9% of the outstanding shares of Series A Common Stock; and (ii) 618,525 shares of Series B Common Stock (including (A) 17,046 shares held by his wife as to which he disclaims beneficial ownership and (B) 9,178 shares held by the Trusts), which represent approximately 93.8% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on (1) 13,427,479 shares of Series A Common Stock and (2) 659,156 shares of Series B Common Stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2009 and in each case outstanding as of October 31, 2009. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 31.5% of the voting power with respect to the general election of directors of the Issuer.
     (b) Mr. Malone, and, to his knowledge, his wife each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock. The Trusts hold 2,570 shares of Series A Common Stock and 9,178 shares of Series B Common Stock. Mr. Malone has no pecuniary interest in the shares held by the Trusts and disclaims beneficial ownership of such shares. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts.

     (c) Neither Mr. Malone nor, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.
     (d) Not Applicable.
     (e) Not Applicable.
Item 7. Material to be Filed as Exhibits.
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Dated: January 28, 2010

/s/ John C. Malone
John C. Malone